6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of December 14, 2006


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                        Form 20-F   X    Form 40-F
                                 -------          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No   X
                           -------        -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

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               Tenaris Dispels Unfounded Market Rumors


    LUXEMBOURG--(BUSINESS WIRE)--Dec. 13, 2006--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) stated today, at the request of the Italian stock market and the Italian securities regulator following market rumors that resulted in unusual market activity, that Tenaris is not engaged in negotiations with any third party concerning the sale of a participation in Tenaris or any similar transaction.

    Tenaris is the world's leading manufacturer of tubular products and services for the oil and gas industry and a leading supplier of tubular products and services used in process and power plants and in specialized industrial and automotive applications.

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release where it dispels unfounded market rumors.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 14, 2006

                                  Tenaris, S.A.


By:/s/ Cecilia Bilesio
   -------------------
Cecilia Bilesio
Corporate Secretary